# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C203
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: KIRYAT ATIDIM, BUILDING 7, Tel Aviv, Israel (L3), ISRAEL
Date of event which requires filing of this statement: 09/07/2026
Filed by CIK 0001232258
Persons authorized to receive notices and communications: Jean-Marc LeSieur, Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, Cayman Islands (E9), KY1-1204, 1345 946 8002

## Reporting persons
- HBM Healthcare Investments (Cayman) Ltd. (CIK 0001232258): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 80,971,680; shared voting power 0; sole dispositive power 80,971,680; shared dispositive power 0; aggregate amount beneficially owned 80,971,680 (12.5% of the class)
  Comment: The amount of shares reported in rows 7, 9 and 11 reflect the number of Ordinary Shares (as defined herein) represented by the ADSs (as defined herein) that the Reporting Person owns. Voting and investment power over the Ordinary Shares represented by the ADSs held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the "Board"). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D., and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the Ordinary Shares represented by ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: KIRYAT ATIDIM, BUILDING 7, Tel Aviv, Israel (L3), ISRAEL
Comment: Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 16, 2026 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. HBM Healthcare Investments (Cayman) Ltd. (the "Reporting Person" or "HBM") owns American Depositary Shares ("ADSs") of the Issuer. Each one ADS represents eighty (80) ordinary shares, no par value per share, of the Issuer ("Ordinary Shares"). The Ordinary Shares are registered under Section 12 of the Act, and the ADSs are not deemed a separate class of securities for purposes of calculating beneficial ownership under Section 13(d) of the Act. Accordingly, the Reporting Person's beneficial ownership is reported in this Schedule 13D in terms of Ordinary Shares, not ADSs. However, the CUSIP provided in this statement is the CUSIP for the Issuer's ADSs, because there is no CUSIP number assigned to the Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 7, 2026, HBM sent formal notice to the Issuer of its election to exercise its Pre-Funded Warrants in order to effectuate its voting obligations under the Shareholder Support Agreement (as defined and described in the Original Schedule 13D).

## Signatures
- HBM Healthcare Investments (Cayman) Ltd.: /s/ Jean-Marc LeSieur, Jean-Marc LeSieur, Managing Director (09/09/2026)